NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 26, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on December 12, 2023; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on December 12, 2023. On November 27, 2023, Beard Energy Transition Acquisition Corp. announced that they have mutually agreed to terminate their previously announced business combination agreement and intends to dissolve and liquidate in accordance with the provisions of its organizational documents. The Class A Shares will be deemed cancelled and will represent only the right to receive the per-share redemption price of approximately $10.74. The Per-Share Redemption Amount will be payable to the holders of the Class A Shares upon presentation of their respective stock or unit certificates. There will be no redemption rights or liquidating distributions with respect to the Company's warrants. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 12, 2023.